EXHIBIT 12.1

Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the years ended December 31,

	2005	2004	2003	2002	2001

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$42,130	$60,076	$85,126	$57,018	$27,222
Fixed charges - per below	86,636	61,062	62,407	69,881	76,558
Less:
Income from equity method investments not distributed	—	—	—	—	—
Capitalized interest	(9,603)	(3,030)	(1,503)	(2,949)	(5,178)

Earnings before fixed charges	$119,163	$118,108	$146,030	$123,950	$98,602

Fixed charges:
Interest expense (including amortization)	$74,363	$55,061	$57,835	$63,522	$67,496
Capitalized interest	9,603	3,030	1,503	2,949	5,178
Proportionate share of interest for unconsolidated subsidiaries	2,670	2,971	3,069	3,410	3,884

Total Fixed Charges	$86,636	$61,062	$62,407	$69,881	$76,558

Ratio of earnings to fixed charges	1.38	1.93	2.34	1.77	1.29

(a)
Amounts for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended December 31, 2004.  As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.